# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Broad Street Realty, Inc., CIK 0000764897
CUSIP: 111294104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1818 Library Street, Suite 500, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 08/04/2026
Amends the filing with accession number 0000895345-22-000798
Filed by CIK 0001380393
Persons authorized to receive notices and communications: David N. Brooks, 1345 Avenue of the Americas, 46th Floor, New York, New York (NY), 10105, (212) 798-6100

## Reporting persons
- CF Flyer Mezz Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FCOF V Expansion ULMA-C Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FCOF V Expansion CDFG MA-C Investments LLC (UL Series): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fortress Credit Opportunities Fund V Expansion (G) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fortress Credit Opportunities V Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FCO Fund V GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hybrid GP Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FIG LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fortress Operating Entity I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FIG Blue LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fortress Investment Group LLC (CIK 0001380393): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FINCO I Intermediate Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FINCO I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FIG Parent, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Foundation Holdco LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FIG Buyer GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Broad Street Realty, Inc.
Address of issuer's principal executive offices: 1818 Library Street, Suite 500, Reston, Virginia (VA), 20190
Comment:
This Amendment No. 8 (this "Amendment") amends and supplements (i) the Statement on Schedule 13D filed on November 29, 2022 and Amendment No.1 thereto filed on December 20, 2022, by Fortress and the other reporting persons named therein (together, the "Original Schedule 13D"), (ii) the Statement on Schedule 13D filed by FINCO I Intermediate Holdco LLC, FINCO I LLC, FIG Parent, LLC, Foundation Holdco LP and FIG Buyer GP, LLC on May 21, 2024 (the "Reorganization 13D"), (iii) Amendment No. 2 filed on February 4, 2025, by Fortress and the other persons named therein, to each of the Original Schedule 13D and the Reorganization 13D (together and as so amended, the "Amended Schedule 13D") and (iv) Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 to the Amended Schedule 13D filed on March 4, 2025, March 12, 2025, April 2, 2025, April 10, 2025 and April 22, 2025, respectively, by Fortress and the other persons named therein (as so amended, the "Schedule 13D"), each relating to common stock, par value $0.01 per share ("Common Stock"), of Broad Street Realty, Inc., a Delaware corporation (the "Issuer").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D. The Issuer's principal executive offices are located at 1818 Library Street, Suite 500, Reston, VA 20190.

## Item 2. Identity and Background
Name of person filing:
Item 2(a)-(f) of the Schedule 13D are each hereby amended and restated in their entirety as follows and as set forth in subsections (b), (c), (d), (e) and (f) hereof:

(i) CF Flyer Mezz Holdings LLC, a Delaware limited liability company ("CF Flyer Mezz Holdings"), holds the Fortress Warrant.

(ii) FCOF V Expansion ULMA-C Investments LLC, a Delaware limited liability company ("FCOF V ULMA"), holds the majority of membership interests in CF Flyer Mezz Holdings.

(iii) FCOF V Expansion CDFG MA-C Investments LLC (UL Series), a Delaware limited liability company ("FCOF V Investments"), holds the majority of membership interests in FCOF V ULMA.

(iv) Fortress Credit Opportunities Fund V Expansion (G) L.P., a Cayman Islands exempted limited partnership ("Fortress Credit V LP"), holds the majority of membership interests in FCOF V Investments.

(v) Fortress Credit Opportunities V Advisors LLC, a Delaware limited liability company ("Fortress Credit V LLC"), is the investment adviser to Fortress Credit V LP.

(vi) FCO Fund V GP LLC, a Delaware limited liability company ("FCO Fund V"), is the general partner of Fortress Credit V LP.

(vii) Hybrid GP Holdings LLC, a Delaware limited liability company ("Hybrid GP"), is the sole owner of FCO Fund V, after giving effect to the dissolution of Hybrid GP Holdings (Cayman) LLC.

(viii) FIG LLC, a Delaware limited liability company ("FIG LLC"), is the parent of the investment advisers to certain investment funds that hold membership interests in CF Flyer Holdings, including Fortress Credit V LLC.

(ix) Fortress Operating Entity I LP, a Delaware limited partnership ("FOE I"), is (i) the sole owner of FIG LLC and (ii) the managing member of, and holds the majority of equity interest in, Hybrid GP.

(x) FIG Blue LLC (formerly known as FIG Corp.), a Delaware limited liability company ("FIG Blue"), is the general partner of FOE I.

(xi) Fortress Investment Group LLC, a Delaware limited liability company ("Fortress"), is the sole member of FIG Blue.

(xii) FINCO I Intermediate Holdco LLC, a Delaware limited liability company ("FINCO I IH"), is the sole member of Fortress Investment Group.

(xiii) FINCO I LLC, a Delaware limited liability company, is the sole member of FINCO I IH.

(xiv) FIG Parent, LLC, a Delaware limited liability company ("FIG Parent"), is the sole member of FINCO I LLC.

(xv) Foundation Holdco LP, a Delaware limited partnership ("Foundation Holdco"), is the sole member of FIG Parent.

(xvi) FIG Buyer GP, LLC, a Delaware limited liability company ("FIG Buyer"), is the general partner of Foundation Holdco.

CF Flyer Mezz Holdings, FCOF V ULMA, FCOF V Investments, Fortress Credit V LP, Fortress Credit V LLC, FCO Fund V, Hybrid GP, FIG LLC, FOE I, FIG Blue, Fortress, FINCO I IH, FINCO I LLC, FIG Parent, Foundation Holdco and FIG Buyer are collectively referred to herein as the "Reporting Persons."
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.
Present principal occupation or employment:
Fortress Investment Group is a highly diversified investment manager. The principal business of Fortress Investment Group and each of the Reporting Persons is forming, managing, and/or directly or indirectly participating in investment funds or their investments, as the case may be.

Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the "Covered Persons"), and the business address and present principal occupation of each of the Covered Persons.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Except as set forth in Annex B, during the last five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses of the Reporting Persons set forth in row (6) of the cover pages of this Amendment are incorporated by reference into this Item 2(f). Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate the following at the end thereof:

On August 4, 2026, CF Flyer Mezz Holdings LLC delivered a notice to the Issuer pertaining to the Fortress Warrant, by which CF Flyer Mezz Holdings LLC irrevocably surrendered and forfeited without exercise, and consented to the termination and cancellation of the Fortress Warrant for no consideration, with immediate effect and without further right, obligation or liability of any kind or nature whatsoever on the part of CF Flyer Mezz Holdings LLC or the Issuer (the "Warrant Surrender"). Effective as of the Warrant Surrender, the Reporting Persons no longer beneficially own the 2,560,000 shares of Common Stock previously issuable upon the exercise of the Fortress Warrant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) and (e) of the Schedule 13D are each hereby amended and restated in their entirety as follows and as set forth in subsections (b), (c) and (e) hereof:

The responses of the Reporting Persons set forth in rows (11) and (13) of the cover pages of this Amendment are incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons set forth in rows (7) through (10) of the cover pages of this Amendment are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment.

Except as set forth in this Amendment, the Reporting Persons have not effected any transactions with respect to the Common Stock during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: After giving effect to the Warrant Surrender, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock of the Issuer, effective as of August 4, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.A - Annex A
Exhibit 99.B - Annex B
Exhibit 99.8 Joint Filing Agreement, by and among the Reporting Persons, dated as of August 4, 2026.

## Signatures
- CF Flyer Mezz Holdings LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- FCOF V Expansion ULMA-C Investments LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- FCOF V Expansion CDFG MA-C Investments LLC (UL Series): /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- Fortress Credit Opportunities Fund V Expansion (G) L.P.: /s/ David N. Brooks, David N. Brooks/Secretary, By: FCO Fund V GP LLC, its general partner (08/04/2026)
- Fortress Credit Opportunities V Advisors LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- FCO Fund V GP LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- Hybrid GP Holdings LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- FIG LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- Fortress Operating Entity I LP: /s/ David N. Brooks, David N. Brooks/Secretary, By: FIG Blue LLC, its general partner (08/04/2026)
- FIG Blue LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- Fortress Investment Group LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- FINCO I Intermediate Holdco LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- FINCO I LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- FIG Parent, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)
- Foundation Holdco LP: /s/ David N. Brooks, David N. Brooks/Secretary, By: FIG Buyer GP, LLC, its general partner (08/04/2026)
- FIG Buyer GP, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/04/2026)